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                                                                    EXHIBIT 99.2

                                   [ILOG LOGO]

           ILOG REPORTS RESULTS FOR FIRST QUARTER OF FISCAL YEAR 2002
           ----------------------------------------------------------

PARIS, France -- October 24, 2001 -- ILOG(R) (NASDAQ: ILOG; NM France: SICOVAM:
006673), the world's leading provider of software components, today reported revenues of $17.7 million for the first quarter of fiscal year 2002, ended September 30, 2001. This is an increase of 34% compared to the previous year, when revenues were $13.2 million in the first quarter. The company had an operating loss of $900,000 in the first quarter of fiscal 2002, compared to a loss of $3.6 million in the prior year. Loss per share for the first quarter was $0.07 on 16.2 million shares, compared to $0.18 on 15.4 million shares in the earlier year.

"In such a troubled economic climate, I am satisfied with our first-quarter performance," said Pierre Haren, ILOG president and CEO. "Our growth was spread among many medium-sized contracts and increasing royalties, continuing a trend we saw last quarter. Sixteen new ISVs signed agreements for embedding and deploying ILOG products during the quarter, bringing our worldwide total to 316. Our profitability grew notably year over year. On a trailing four quarters basis, we achieved revenue growth of 19%, and an operating profit of $3.3 million, which compares to a previous loss of $1.4 million. Our cash position increased as well, to $22 million at the end of September," he reported.

Worldwide Sales Trends

Showing particular strength during the first quarter were the financial services and insurance segments, with a number of major banks and financial institutions selecting ILOG JRules(TM) business rule components for various e-business applications. Announced during the quarter was the selection of ILOG JRules by Prima Solutions and Providence Washington, for, respectively, a "collaborative commerce" platform for insurance carriers and an advanced new insurance underwriting application. Overall, the strong demand for ILOG's business rules products continued unabated during the quarter.

ILOG's value chain management division contributed to the quarter's success through royalty revenues from some of the company's larger ISV partners. Another highlight from this division was an extension of its relationship with Manugistics, for ILOG optimization components used in supply chain planning applications.

The telecommunications sector remained slow, reflecting ongoing weakness in this industry. Nevertheless, ILOG's Communications Business Division signed contracts in certain areas it has targeted for future growth. In particular, Ciena joined Qwest Communications in the selection of ILOG optimization components for network planning, while Hitachi turned to ILOG JTGO(TM) for a network storage solution. Observing regional sales trends, ILOG saw particular strength in Germany, the United Kingdom and Japan during the quarter, helping offset slower growth in the United States.

Investment in Web Services

Higher R&D costs during the quarter were tied to an increased investment in ILOG business rule management components, as well as in the web services area. ILOG considers this a strong area of potential opportunity for all its software. "ILOG's high-performance engines are a perfect match to the web services paradigm for easy application deployment," said Jean-Francois Abramatic, senior vice president of R&D. "The architecture of our products relies more and more on XML, XML Schemas and XML protocols. In 2002, we plan to `web-services-enable' the majority of our products."

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Tied to this initiative is the company's increasing focus on strategic alliances with the leading application server vendors - among them BEA, IBM and Oracle, as well as partnerships with other companies like Bowstreet and Logic Library that provide web services infrastructure solutions.

Business Outlook

"The coming quarters are going to be challenging for the software industry," stated Haren. "Like many of our peers, we are having difficulty predicting with certainty the outcome of the second quarter. It is unlikely that we will have much revenue growth or reenter profitability in that quarter. Some of our ISV customers are suffering from market slowdowns and this is reducing their royalty flow to ILOG. Therefore, we are maintaining a conservative attitude toward additional spending, but not to the extent that it could cripple our ability to achieve renewed revenue growth and profitability when the economy rebounds. "Fortunately, ILOG enjoys certain unique characteristics such as a diversified customer base and product offerings together with an excellent ROI for our customers developing with ILOG components; this should provide us with added protection against current conditions. We are continuing to invest in our core technologies and are convinced of their ability to deliver excellent long-term value through such new paradigms as web services," Haren concluded.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4:00 Central European Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor/ or contact Taylor Rafferty Associates.

About ILOG

ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications -- where the company enjoys significant market share -- ILOG is playing an active role in the emergence of the e-business software components market. ILOG is dually headquartered in Paris, France, and Mountain View, California. Visit http://www.ilog.com for additional information.

Forward-Looking Information

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets, the success of the company's ISV strategy, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 2000, which is on file with the United States Securities and Exchange Commission.

     .   ILOG S.A. Consolidated Statements of Income (unaudited) (attached)
     .   ILOG S.A. Condensed Consolidated Balance Sheets (unaudited) (attached)

Discussion of Financial Highlights

Revenues and Gross Margin

Revenues in the quarter increased to $17.7 million from $13.2 million, or by 34% compared to the same quarter in the previous year. Revenues in the quarter in particular benefited from royalties received from certain of the Company's larger ISVs, and the sales of ILOG JRules licenses to the financial sector. License fee revenues increased by 48%, to $11.0 million, from $7.4 million in the prior year's quarter.

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Service revenues increased by 16%, to $6.7 million, from $5.8 million. This increase was derived from higher maintenance revenues, while consulting revenues remained level. Overall gross margin for the quarter increased to 82% from 76% for the same period in the preceding year due to the revenue mix continuing to shift to high-margin license and maintenance revenues in the current year's quarter.

Operating Expenses

Marketing and selling expenses for the quarter increased by 14% over the same period in the prior year, reflecting higher levels of sales and marketing resources, although travel expenses in the quarter were significantly lower. Research and development expenses, net of government funding, for the quarter, increased by 15% over the same period in the prior year, reflecting new investments in Java versions of the Company's optimization products and in web services. General and administrative expenses for the quarter increased by 10% over the same period in the prior year, reflecting some additional provisions for bad debts. On September 30, 2001, the Company had 586 employees, compared to 518 a year earlier.

Other Income (expense)

Net interest and other income (expense) for the quarter decreased to $110,000 from $730,000 over the same period in the prior year. The current-year figure represents primarily net interest income, whereas the prior-year figure consists primarily of exchange rate adjustments.

Income Taxes

During the quarter, there was an income tax charge of $368,000, which is principally attributable to the profitability of the Company's activities in Germany.

Balance Sheet

Cash on September 30, 2001, increased to $22.0 million from $20.9 million on June 30, 2001, as a result of improved accounts receivable. Accounts receivable on September 30, 2001, improved to 91 days sales outstanding from 95 days on June 30, 2001, reflecting strong collections during the quarter, particularly in the United States. Deferred revenues declined during the quarter to $7.1 million from $8.0 million on June 30, 2001, reflecting the seasonality of maintenance billings. Long- and short-term debt declined to $2.0 million from $3.6 million, reflecting payment of the final installment for the 1997 CPLEX(R) acquisition.

Shareholders' equity on September 30, 2001, increased to $29.4 million from $27.5 million on June 30, 2001, reflecting currency translation adjustments and shares purchased under the employee benefit plans, less the loss for the quarter. On September 30, 2001, the Company had 16,242,000 shares issued and outstanding, compared to 16,153,000 on June 30, 2001.

                                       ###

Results and Press Release for French/European Shareholders

A translation of this press release, in the French language and with the financial statements expressed in Euros, is also available.

ILOG is a registered trademark of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

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                                    ILOG S.A.
                Consolidated Statements of Operations (unaudited)
                      (in thousands, except per share data)

                                                           Three Months Ended
                                                         ----------------------
                                                         Sept. 30      Sept. 30
                                                         --------      --------
                                                           2001          2000
                                                         --------      --------
Revenues:
  License Fees                                           $ 10,979      $  7,437
  Services                                                  6,671         5,752
                                                         --------      --------
     Total revenues                                        17,650        13,189
                                                         --------      --------

Cost of revenues
  License Fees                                                209           279
  Services                                                  2,956         2,883
                                                         --------      --------
     Total cost of revenues                                 3,165         3,162
                                                         --------      --------

Gross profit                                               14,485        10,027
                                                         --------      --------

Operating expenses
  Marketing and selling                                     9,909         8,702
  Research and development                                  3,673         3,188
  General and administrative                                1,844         1,678
  Write-off of acquired intangibles                            --            20
                                                         --------      --------
     Total operating expenses                              15,426        13,588
                                                         --------      --------

Loss from operations                                         (941)       (3,561)
Net interest income (expense) and other                       110           730
                                                         --------      --------
Net loss before income taxes                             $   (831)     $ (2,831)
                                                         --------      --------

Income taxes                                                  368            --
                                                         --------      --------
Net loss                                                 $ (1,199)     $ (2,831)
                                                         --------      --------

Net loss per share - basic & fully diluted               $  (0.07)     $  (0.18)

Share and share equivalents used in per share
    calculations - basic & fully diluted                   16,213        15,433

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                                    ILOG S.A.
           Condensed Consolidated Statements of Operations (unaudited)
                                 (in thousands)

                                                              Sept. 30  June 30
                                                              --------  --------
                                                                2001      2001
                                                              --------  --------
Assets
------
Current Assets
   Cash and cash equivalents                                  $ 22,041 $ 20,870
   Accounts receivable                                          17,650   22,215
   Other receivables and prepaid expenses                        5,087    5,396
                                                              -------- --------
      Total current assets                                      44,778   48,481

Property and equipment-net and other assets                      7,289    6,896
                                                              -------- --------

      Total assets                                            $ 52,067 $ 55,377
                                                              -------- --------

Liabilities and Shareholders' Equity
Current Liabilities
   Accounts payable and accrued expenses                      $ 13,661 $ 16,242
   Current debt                                                  1,645    3,330
   Deferred revenue                                              7,053    8,015
                                                              -------- --------
      Total current liabilities                                 22,359   27,587

Long-term portion of debt                                          325      262
                                                              -------- --------
      Total liabilities                                         22,684   27,849
                                                              -------- --------

Shareholders' equity
   Paid-in capital                                              74,768   73,972
   Accumulated deficit and currency translation adjustment     (45,385) (46,444)
                                                              -------- --------
      Total shareholders' equity                                29,383   27,528
                                                              -------- --------

      Total liabilities and shareholders' equity              $ 52,067 $ 55,377
                                                              -------- --------